
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 2, 2009

Via U.S. Mail and Fax (828.387.2531)
Mr. Laurie Holtz
Chief Financial Officer
CHDT Corporation
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, FL 33442

>   **RE: CHDT Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009**
>   **and September 30, 2009**
>   **File No. 000-28831**

Dear Mr. Holtz:

    We have reviewed the above mentioned filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and
do not intend to expand our review to other portions of your documents. If you disagree
with any of our comments, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In our comments, we may ask you to provide us with information so we
may better understand your disclosure. After reviewing your response, we may or may
not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your audit report was signed by an audit firm based in Utah. We
      also note that you conduct almost all of your operations, generate substantially all

of your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

2.   We note that your auditor makes reference to the report of other auditors in the opinion paragraph of their report. Please have your auditor explain to us, in detail, the nature of the work performed by other auditors, and the extent of their reliance on their work. Should your principal auditor elect to place reliance on the work of another audit firm and make reference to that effect in his report, you will need to file the separate report of the other auditors. Please note that their report would be required to be filed, the other auditor would also be required to have been registered with the PCAOB *prior* to inclusion of their audit reports in SEC filings. See Rule 2-05 of Regulation S-X. Also note that if the firm is foreign, they will need to be credentialed with the Office of the Chief Accountant. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information regarding foreign auditors: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your response to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director